October 3, 2023

VIA EDGAR

Bradley Ecker
Division of Corporation Finance Office of Manufacturing
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: INNOVATE Corp.
Registration Statement on Form S-3 Filed September 29, 2023
File No. 333-274760

Ladies and Gentlemen:

On behalf of INNOVATE Corp. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Eastern Time, on October 6, 2023 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher R. Rodi, Esq., of Woods Oviatt Gilman LLP, the Company’s counsel, at (585) 987-2820 and that such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours,

INNOVATE Corp.

By:	/s/ Paul Voigt
Name:	Paul Voigt
Title	Chief Executive Officer

cc:	Chris Rodi, Esq.,
Gregory W. Gribben, Esq.

INNOVATE Corp. • 222 Lakeview Ave., Suite 1660 • West Palm Beach, FL 33401 • https://innovatecorp.com/